

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Ms. Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage LLC
350 Highland Drive
Lewisville, Texas 75067

Re: Nationstar Mortgage LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed February 9, 2011
File No. 333-171370

Dear Ms. Sutherland:

We have reviewed your amended registration statement and response letter dated February 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Prospectus Summary, page 1

1.   Revise the Summary to include a reference to the Glossary of Industry Terms.

Risk Factors, page 18

2.   We note that you have not removed all of the statements regarding your ability to provide assurances, predictions, certainties or guarantees that a given event might happen. Please do so.

Unrestricted subsidiaries generally will not be subject to any of the covenants in the indenture…, page 35

3.   Revise to disclose whether you have any plans to designate certain of your subsidiaries as unrestricted subsidiaries.

Description of the Exchange Offer

Resale of the New Notes, page 44

4.   We note your response to our previous comment 15 in our letter dated January 21, 2011 and reissue our comment to please revise this section and elsewhere as appropriate in the prospectus to state that any party acquiring securities in the exchange offer will acquire the New Notes in the ordinary course of the business of the holder *and any beneficial owner*.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results, page 61

5.   Please refer to our previous comment 18 in our letter dated January 21, 2011. Considering the significance of the number of loans modified to the total loans you service, please address the following:

        a. Revise your disclosure to specifically discuss how your loan modifications affect the cash flows used to determine the fair value of your servicing asset. For example, clarify whether you forgo any late fees or other fees related to your loan modifications other than MHP. Clarify whether they are added to the balance of the loan and if so, describe the timing of the receipt of these fees. Clarify whether you collect these fees upon modification of the loan. Discuss how these changes impact cash flows and the resultant valuation of your mortgage servicing asset;

        b. Revise to disclose if your fee for servicing a modified loan changes when the interest rate on the loan is changed and how this is considered in the valuation of your mortgage servicing asset;

      c.   Disclose how you consider the number of modifications, your ability to collect fees due to you related to these loans and the potential change in cash flow timing in your valuation of your mortgage servicing asset for newly originated or purchased servicing rights.

Expenses and Impairments

For The Years Ended December 31, 2009 and 2008, page 69

6.   Please refer to our previous comment 19 in our letter dated January 21, 2011. We note your revised disclosure, however it remains unclear specifically how often you obtain updated appraisals and how often you perform back-testing. Please revise to specifically clarify how often you do so. If this policy varies by type of loan, depends on the credit quality of the loan or if you don't have a policy in place that sets forth these time frames, disclose that also.

Properties, page 116

7.   Revise to disclose the location of the 80,000 square foot lease that is being actively marketed for disposal.

Compensation Discussion and Analysis

Annual Bonus Plans, page 126

8.   Revise to quantify Mr. Krueger's performance measures.

9.   We note the incentive program summary filed as Exhibit 10.15 to the registration statement. Please tell us why it has not been discussed in the filing.

10.   Please fill in the second column of the bonus percentages table on page 127.

Summary Compensation Table, page 129

11.   We reissue our previous comment 29 in our letter dated January 21, 2011 that you include 2009 compensation information. While we note your reference to Instruction 1 to Item 402(c), we refer to the second clause of that instruction which states "except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement." Because the prospectus was initially filed in December of 2010, you were obligated to include compensation information for 2009, and that requirement continues pursuant to the instruction referenced above. Please revise.

Certain Relationships and Related Party Transactions, page 134

12.   Revise to disclose the total amounts of the loan portfolios referenced in the second and third paragraphs.

13.   We note your disclosure that you entered into three agreements to act as the loan sub-servicer for loan portfolios totaling approximately $4.5 billion. Please file these agreements as exhibits in your next amendment.

Description of the New Notes, page 137

14.   Revise to include a section that discloses the information required by Item 202(b)(8) of Regulation S-K.

Consolidated Financial Statements

Mortgage Servicing Rights, page F-19

15.   Please refer to our previous comment 37 in our letter dated January 21, 2011. It remains unclear how a market participant would consider the amounts due a third party upon sale in their determination of the market price. Please address the following:

    a. Please disclose how you determined the fair value of the restriction on transfer. We note that the fair value of the restriction on transfer may not be equal to the whole amount that would be due to a third party investor upon sale.

    b. Please tell us whether you believe that the investor's approval of a sale of mortgage servicing rights constitutes a substantive restriction on the sale of those assets or if it is merely a formality of your agreement. If is not a substantive restriction, please disclose how you considered that when determining the amount of fair value attributable to the mortgage servicing rights.

    c. Please revise to provide the previously requested disclosure or advise.

Note 11. Repurchase Reserves, page F-26

16.   Please refer to your response to comment 39 of our January 21, 2011 letter and revise to include the following disclosures here and elsewhere in the document, as appropriate:

    a. Please quantify the total exposure you have under these representations and warranties.

      b. Please clarify when the representations and warranties expire. To the extent that some are of limited life and some are for the life of the loans, quantify each category.

      c. Describe in more detail the methodology used to estimate the liability.

      d. Discuss the amounts and type of recourse claims you have received in each period presented, any trends identified, and your "success rate" in avoiding paying claims.

Note 16. Fair Value Measurements, page F-28

17.   Please refer to our previous comment 42 in our letter dated January 21, 2011. Please address the following:

      a. Given the inherent difference between independent third party appraisals and broker quotes, disclose how you concluded that the methodology you utilize to value real estate owned is the same for both an independent appraisal and a broker quote;

      b. Describe the information provided to you by the broker when obtaining a broker quote;

      c. Provide us the disclosure previously requested.

      d. Describe how often you obtain appraisals. If you make adjustments due to outdated appraisals or broker quotes, disclose how those adjustments are determined.

Note 24. Guarantor Financial Statement Information, page F-38

18.   We note that you have not revised all of your disclosure to state that the notes are unsecured. Please do so.

Unaudited Consolidated Financial Statements

11. Fair Value Measurements, page F-69

19.   Please refer to our previous comment 46 in our letter dated January 21, 2011. We understand that the company obtained third party valuations for different portions of your mortgage servicing rights. Please revise to clarify specifically whether there were any

differences between the third party valuations and your own fair value calculation for those same portions of your mortgage servicing rights.

Exhibits

20.   Please file Mr. Krueger's annual incentive program and long-term incentive plan with your next amendment.

Exhibit 5.1

21.   Please file a revised draft of your legal opinion with your next amendment.

Supplemental Letter Regarding the Exchange Offer

22.   Revise the first sentence of the last paragraph to state that with respect to any broker-dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate of you to distribute the exchange securities.

You may contact Rebekah Lindsey at (202) 551-3303 or Paul Cline at (202) 5513851 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc.   (facsimile only)
       Duane McLaughlin, Esq.
       Cleary Gottlieb Steen & Hamilton LLP
       (212) 225-3999